UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FLOTEK INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

343389102

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 343389102	SCHEDULE 13D	Page 2

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)

Consists of (i) 9,190,121 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc. (the “Issuer”) issuable upon conversion of the $10,000,000 in aggregate principal amount of the 10% Convertible PIK Notes of the Issuer (the “Initial Notes”) issued to ProFrac Holdings, LLC (“ProFrac Holdings”) pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the 10% Convertible PIK Notes of the Issuer (the “Additional Notes” and, together with the Initial Notes, the “Notes”) issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 16, 2022, as represented by the Issuer in the Securities Purchase Agreement (as defined herein), plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II, LLC (“ProFrac Holdings II”) upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

CUSIP No. 343389102	SCHEDULE 13D	Page 3

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 16, 2022, as represented by the Issuer in the Securities Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

CUSIP No. 343389102	SCHEDULE 13D	Page 4

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 16, 2022, as represented by the Issuer in the Securities Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

CUSIP No. 343389102	SCHEDULE 13D	Page 5

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 16, 2022, as represented by the Issuer in the Securities Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

CUSIP No. 343389102	SCHEDULE 13D	Page 6

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 16, 2022, as represented by the Issuer in the Securities Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

CUSIP No. 343389102	SCHEDULE 13D	Page 7

1.	NAMES OF REPORTING PERSONS ProFrac Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 16, 2022, as represented by the Issuer in the Securities Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

CUSIP No. 343389102	SCHEDULE 13D	Page 8

1.	NAMES OF REPORTING PERSONS ProFrac Holdings II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4 of the Schedule 13D).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 16, 2022, as represented by the Issuer in the Securities Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Schedule 13D”) by Farris Wilks, Dan Wilks, Staci Wilks, THRC Management, LLC, THRC Holdings, LP and ProFrac Holdings, LLC relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and replacing in its entirety Item 2(a) as follows:

(a) This Schedule 13D is being filed jointly by Farris Wilks, Dan Wilks, Staci Wilks, THRC Management, LLC (“THRC Management”), THRC Holdings, LP (“THRC Holdings”), ProFrac Holdings, LLC (“ProFrac Holdings”) and ProFrac Holdings II, LLC (“ProFrac Holdings II” and collectively, the “Reporting Persons”)

Item 2 of the Schedule 13D is hereby further amended by amending and supplementing each of Items 2(b), 2(c), 2(d), 2(e) and 2(f) by adding the following:

(b) The business address for ProFrac Holdings II is 17018 IH 20, Cisco, TX 76437.

(c) ProFrac Holdings II is a member-managed limited liability company.

(d) No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or other similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ProFrac Holdings II is a limited liability company organized under the laws of the State of Texas.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Securities Purchase Agreement

On February 16, 2022 (the “Effective Date”), ProFrac Holdings entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer. Pursuant to the Securities Purchase Agreement, at Closing (as defined in the Securities Purchase Agreement), the Issuer’s wholly-owned subsidiary, Flotek Chemistry, as supplier, and ProFrac Services, a wholly-owned subsidiary of ProFrac Holdings, would enter into an amendment to the Supply Agreement to extend the term of the Supply Agreement from three years to ten years and to increase ProFrac Services’ minimum purchase obligation for each year to the greater of 70% of ProFrac Services’ requirements and a baseline measure (the “Baseline Measure”) which varies depending upon whether ProFrac Holdings completes its certain contemplated merger with FTS International, Inc. (the “FTS International Merger”). If the FTS International Merger is completed, the Baseline Measure will be ProFrac Services’ first 30 hydraulic fracturing fleets deployed (the “Proposed Supply Agreement Amendment”). If the FTS Merger is not completed, the Baseline Measure will be ProFrac Services’ first 15 hydraulic fracturing fleets deployed (the “Alternate Proposed Supply Agreement Amendment”).

If the parties enter into the Proposed Supply Agreement Amendment, upon execution of that agreement, the Issuer will be required to issue to ProFrac Holdings $50 million in principal amount of 10% Convertible PIK Notes convertible into shares of Common Stock (the “Convertible Notes”) in consideration of ProFrac Holdings entering into the Proposed Supply Agreement Amendment. If the parties enter into the Alternate Proposed Supply Agreement Amendment, upon execution of that agreement, the Issuer will be required to issue to ProFrac Holdings, at the election of ProFrac Holdings, either (i) $25 million in principal amount of Convertible Notes in consideration of the execution and delivery by ProFrac Holdings of the Alternate Proposed Supply Agreement Amendment or (ii) $50 million in principal amount of Convertible Notes in consideration of the execution and delivery by ProFrac Holdings of the Alternate Proposed Supply Agreement Amendment and the payment by ProFrac Holdings of $25 million of cash.

The Securities Purchase Agreement also provides that (i) within 30 days of the Effective Date, the Issuer shall have added to its Board the two directors designated by ProFrac Holdings pursuant to the Master Transaction Agreement (neither of whom have been designated as of the filing date of this Amendment), (ii) as soon as practicable after the Closing, the Issuer shall add to its Board an additional two directors designated by ProFrac Holdings (neither of whom have been designated as of the filing date of this Amendment), such that four out of the seven members of the Issuer’s Board would have been designated by ProFrac Holdings, (iii) to the extent that the Issuer’s Board has greater than seven members after the appointment of all of the directors designated by ProFrac Holdings, the Issuer shall take such action as may be reasonably necessary to reduce the number of directors on its Board to seven members at the 2022 annual meeting of the Issuer’s stockholders, and (iv) until such time as ProFrac Holdings, together with its affiliates, transfers Common Stock, such that ProFrac Holdings and its affiliates hold less than 40% of the shares of Common Stock outstanding as of the Closing Date (as defined in the Securities Purchase Agreement), the Issuer’s Board shall (a) fill any vacancy created by the departure of a director designated by ProFrac Holdings with a director nominated by ProFrac Holdings and (b) ensure that the chairperson of the Corporate Governance and Nominating Committee of the Issuer’s Board is a director designated by ProFrac Holdings, subject to the rules and requirements of the New York Stock Exchange. In addition, any time that ProFrac Holdings, together with its affiliates, transfers Common Stock, such that ProFrac Holdings and its affiliates hold (i) less than 40%, but at least 30%, of the shares of Common Stock outstanding, ProFrac Holdings shall continue to have the right to designate (and replace due to vacancy) three directors, (ii) less than 30%, but at least 20%, of the shares of Common Stock outstanding, ProFrac Holdings shall continue to have the right to designate (and replace due to vacancy) two directors, and (iii) and less than 20%, but at least 10%, of the shares of Common Stock outstanding, ProFrac Holdings shall continue to have the right to designate (and replace due to vacancy) one director. In the event that ProFrac Holdings, together with its affiliates, holds less than 10% of the shares of Common Stock outstanding, ProFrac Holdings shall not have the right to designate or replace due to vacancy any directors; provided, however, that if ProFrac Holdings holds less than 10%, but more than 5%, of the shares of Common Stock outstanding, ProFrac Holdings may designate one individual to be an observer of the Issuer’s Board on usual and customary terms.

The Convertible Notes may be converted (in whole or in part) into Common Stock at a price of $1.088125 per share (the “Conversion Price”) at any time prior to the maturity date, which will be one year from the date of issuance. Interest on the Convertible Notes will begin to accrue on the unpaid principal balance commencing on the closing date at the rate of 10% per annum, payable in incremental principal amount. On the maturity date, the Convertible Notes would be mandatorily converted, and the entire unpaid principal balance of the Convertible notes, plus any accrued and unpaid interest thereon, would become due and payable in shares of Common Stock at the lesser of the Conversion Price and $0.8705 per share (except in limited circumstances where cash settlement would occur). In the event of a change of control of the Issuer, ProFrac Holdings will have the option to convert the outstanding principal and unpaid accrued interest on the Convertible Notes into shares of Common Stock at the lesser of the Conversion Price and $0.8705 per share, or redeem the Convertible Notes for cash at their outstanding principal plus accrued and unpaid interest thereon, together with the amount of interest that, but for the redemption, would have accrued to the maturity date. In addition, the Convertible Notes may be converted by the Issuer if the volume-weighted average trading price of Common Stock equals or exceeds the greater of $2.50 per share or $1.741 for 20 trading days during a 30 consecutive trading day period. The Conversion Price is subject to customary adjustments as described therein.

The Securities Purchase Agreement contains customary representations, warranties, covenants, and closing conditions, including stockholder approval by the Issuer’s stockholders. At Closing, the Issuer and ProFrac Holdings would also enter into a Registration Rights Agreement with respect to the resale of shares of Common Stock acquired by ProFrac Holdings or its affiliates (the “Proposed Registration Rights Agreement”).

The foregoing descriptions of the Securities Purchase Agreement, the Convertible Notes, the Supply Agreement, the Proposed Supply Agreement Amendment, the Alternate Proposed Supply Agreement Amendment, and the Proposed Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of each of the Securities Purchase Agreement (which includes as an exhibit each of the Form of Convertible Note, the Proposed Supply Agreement Amendment, the Alternate Proposed Supply Agreement Amendment, and the Proposed Registration Rights Agreement), which is filed as Exhibit 1 to this Amendment, and the Supply Agreement, which is filed as Exhibit 2 to this Amendment, each of which is also incorporated herein by reference.

Transfer and Pledge of Notes

On March 4, 2022, ProFrac Holdings transferred to ProFrac Holdings II all of its right, title and interest in the Notes to ProFrac Holdings II, which is a wholly owned subsidiary of ProFrac Holdings. ProFrac Holdings II subsequently pledged the Notes as collateral security for the repayment of a loan made by a financial institution to ProFrac Holdings II. This pledge is evidenced by customary security agreements to secure the collateral pledged thereunder.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amended and replacing in its entirety each of Item 5(a) and 5(b) as follows:

(a)–(b) Each of the Reporting Persons may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 18,380,242 shares of Common Stock, representing approximately 18.7% of the issued and outstanding shares of Common Stock, based on (i) 79,750,000 shares of Common Stock outstanding as of February 16, 2022, as represented by the Issuer in the Securities Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes in each case based upon conversion of the Notes at the Conversion Price, and not including the conversion of any accrued but unpaid interest on any Notes.

ProFrac Holdings is the sole member of ProFrac Holdings II. Each of Farris Wilks and THRC Holdings owns 50% of the membership interests in ProFrac Holdings. In addition, Farris Wilks and Dan Wilks are the sole managers of ProFrac Holdings. As a result, each of Farris Wilks, Dan Wilks and THRC Holdings therefore may be deemed to have shared voting and investment power over, and to share beneficial ownership of, the shares of Common Stock beneficially owned by each of ProFrac Holdings and ProFrac Holdings II. THRC Management, as General Partner of THRC Holdings, has exclusive voting and investment power over the shares of Common Stock beneficially owned by THRC Holdings, and therefore may be deemed to share beneficial ownership of such shares. Dan Wilks, as sole Manager of THRC Management, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over the shares of Common Stock beneficially owned by THRC Holdings, and therefore may be deemed to share beneficial ownership of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On March 7, 2022, the Reporting Persons entered into the Joint Filing Agreement attached as Exhibit 3 to this Amendment with respect to the joint filing of this Amendment and any subsequent amendments to the Schedule 13D.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Securities Purchase Agreement, dated February 16, 2022, by and between Flotek Industries, Inc. and ProFrac Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2022).

2	Chemical Products Supply Agreement, dated February 2, 2022, by and between Flotek Chemistry, LLC and ProFrac Services, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2022).

3	Joint Filing Agreement, dated March 7, 2022, by and among Farris Wilks, Dan Wilks, Staci Wilks, THRC Management, LLC, THRC Holdings, LP, ProFrac Holdings, LLC and ProFrac Holdings II, LLC.

4	Power of Attorney – Farris Wilks, dated as of February 14, 2022 (incorporated by reference to Exhibit 8 to the Reporting Persons’ Schedule 13D filed with the SEC on February 14, 2022).

5	Power of Attorney – Dan Wilks, dated as of February 14, 2022 (incorporated by reference to Exhibit 9 to the Reporting Persons’ Schedule 13D filed with the SEC on February 14, 2022).

6	Power of Attorney – Staci Wilks, dated as of February 14, 2022 (incorporated by reference to Exhibit 10 to the Reporting Persons’ Schedule 13D filed with the SEC on February 14, 2022).

7	Power of Attorney – THRC Management, LLC on behalf of itself and its wholly-owned subsidiary, THRC Holdings, LP, dated as of February 14, 2022 (incorporated by reference to Exhibit 11 to the Reporting Persons’ Schedule 13D filed with the SEC on February 14, 2022).

8	Power of Attorney – ProFrac Holdings, LLC on behalf of itself and its wholly-owned subsidiary, ProFrac Holdings II, LLC, dated as of March 7, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2022

*
Farris Wilks *
Dan Wilks

*
Staci Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

ProFrac Holdings, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

ProFrac Holdings II, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact